UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02025465

NO ACT
P.E 12-18-20
1-00442

March 2, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/2/2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by James Janopaul-Naylor. We also have received a letter on the proponent's behalf dated January 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: James Janopaul-Naylor
1255 N. Buchanan
Arlington, VA 22205

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by James Janopaul-Naylor, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 24, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from James Janopaul-Naylor, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the Company's adoption and/or maintenance of a poison pill plan.

> *Shareholders recommend that our company not adopt or maintain any poison pill to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a shareholder vote.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons:

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c);

2. The Proposal is not a proper subject for action by shareholders under Delaware law (Rule 14a-8(i)(1)) and the Proposal would, if implemented, cause the Company to violate Delaware law (Rule 14a-8(i)(2)); and

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, *see Honeywell Int., Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Actuant Corp.* (Oct. 16, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The Boeing Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. *See, for example, General Motors*

Corp. (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to Boeing. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;

2. A proposal recommending that the Company's board declassify itself, "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;

3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;

4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and

5. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of Boeing, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available

(*Release No. 34-20091*, Aug. 16, 1983). In its comments to the release, the Commission noted:

> Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement *to have some measured economic stake or investment interest in the corporation.* The Commission believes that *there is merit to those views* and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to Boeing this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, <u>we respectfully ask the Staff to reconsider this position</u>.

The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected. "John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW, Inc.* (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr.

Chevedden as proxy uncovered a similar instance. *See The Boeing Co.* (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful. This year the Company repeatedly attempted to contact the shareholders for whom Mr. Chevedden is proxy to verify their involvement in the proposal process, making several phone calls and leaving messages when able. Except in one instance (J. Gilbert), the shareholders failed to return the Company's calls.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr. Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a *TRW, Inc.*-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad—"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

Third, Mr. Chevedden has submitted the same proposals to Boeing that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to Boeing by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

Proposal Submitted to Boeing	**Similar Proposal and No-Action Letter**
Shareholder Vote on Golden Parachutes	*General Motors Corp.* (Mar. 29, 2001); *FirstEnergy Corp.* (Mar. 3, 1999);

Annual Election of Directors	*Honeywell International, Inc.* (Oct. 26, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *Raytheon Co.* (Feb. 26, 2001); *TRW, Inc.* (Jan. 24, 2001); *FirstEnergy Corp.* (Mar. 7, 2000); *TRW, Inc.* (Mar. 6, 2000); *Airborne Freight Co.* (Feb. 14, 2000)
Independent Directors	*AMR Corp.* (Apr. 3, 2001); *Mattel, Inc.* (Mar. 21, 2001); *AT&T Corp.* (Feb. 13, 2001); *General Electric Co.* (Jan. 24, 2001); *AMR Corp.* (Apr. 17, 2000)
Shareholder Vote on Poison Pills	*Actuant Corp.* (Oct. 16, 2001); *General Motors Corp.* (Mar. 27, 2001); *General Dynamics Corp.* (Mar. 5, 2001); *Airborne Freight Co.* (Jan, 29, 2001); *Southwest Airline Co.* (Mar. 13, 2001); *Caterpillar, Inc.* (Jan. 3, 2001) *PACCAR, Inc.* (Dec. 4, 2000); *Electronic Data Systems, Inc.* (Mar. 24, 2000); *Northrop Grumman Corp.* (Mar. 17, 2000)

Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or ". . . according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

> Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.
>
> Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.
>
> Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council sustainer, received the most proposals—seven—from the group, followed by PG&E with five and Northrop Grumman with three. Seven others—Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines—got two apiece.

Other publications report much of the same. *See, for example, The Boston Globe* (May 2, 2001) ("Chevedden. . . travels to corporate meetings across the country"); *Newhouse News Service* (Dec. 15, 2000) ("the top circle of corporate commandos includes people like. . . John Chevedden"); *The Wall Street Journal* (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year. . ."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal is not a proper subject for action by shareholders under Delaware law (Rule 14a-8(i)(1)) and the Proposal would, if implemented, cause the Company to violate Delaware law (Rule 14a-8(i)(2)).

Rules 14a-8(i)(1) and 14a-8(i)(2) provide, respectively, that a company may exclude from its proxy statement a shareholder proposal that is either not a proper subject for action by shareholders under the laws of the company's state of incorporation or would otherwise cause the company to violate any state, federal, or foreign law to which it is subject. The Company is a Delaware corporation and is therefore subject to and governed by the Delaware General Corporation Code (the

"DGCL"). As the attached opinion of the Delaware law firm of Richards, Layton & Finger makes clear, the Proposal is properly excludable on both of the aforementioned grounds (the "Opinion"). A copy of the Opinion is attached to this letter as **Exhibit B.**

The same Delaware counsel (Richards, Layton & Finger) opined on the conflict between similar proposals and Delaware law on two recent occasions: *General Dynamics Corp.* (Mar. 5, 2001) ("*General Dynamics*") and *Northwest Airlines Corp.* (Feb. 5, 2001) ("*Northwest*"). In *General Dynamics*, the Staff permitted the target company to omit the proposal under Rule 14a-8(i)(2), but reached an opposite conclusion in *Northwest.* For the reasons discussed below and based on the advice of Delaware counsel, we respectfully request that the Staff reconsider its distinction between *General Dynamics*, which involved a recommendation that the Board adopt a by-law that would require the Board to submit future pills to a shareholder vote, which bylaw could not be changed without shareholder approval, and *Northwest*, which involved a recommendation that the Board submit future pills to a shareholder vote.

As noted in the Opinion, "The...Resolution...is cast as a recommendation. However, the supporting statement for the Proposal argues that the Resolution should be adopted because "under current rules our Boeing board can adopt a poison pill at any time without shareholder approval." (Proposal at 1). The Resolution, if approved by the stockholders, would purport to change the "current rules" by prohibiting the Board from exercising its discretion to adopt or maintain a rights plan "without shareholder approval," regardless of the facts and circumstances then existing. Accordingly, we believe the only reasonable construction of the Resolution is that it is mandatory and thus, if approved by the stockholders, would purport to adopt a binding policy providing that the Board of Directors of the Company (the "Board") could not adopt or maintain a stockholder rights plan absent stockholder approval."

We note that the Opinion is consistent with the views of other Delaware practitioners who have considered the issue. *See, for example,* Richards & Stern, *"Shareholder By-laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Under Delaware Law,"* 54 *Bus. Law.* 607 (1999) ("[A] shareholder rights by-law would conflict with fundamental principles of Delaware law"); Hammermash, *"The Shareholder Rights By-Law: Doubts from Delaware," Corp. Gov. Advisor* (1997) (same).

In short, and as discussed in more detail below and in the Opinion, we believe that the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

A. Delaware Law Gives the Board of Directors the Exclusive Authority to Manage the Company and this Authority Cannot Be Delegated to Stockholders.

Under the DGCL, the business of a corporation is to be managed by its directors. Section 141(a), a bedrock provision of the DGCL, states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." *See generally Paramount Communications, Inc. v. Time, Inc.*, 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); *Smith v. VanGorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

Delaware courts have consistently protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. *See, for example, Abercrombie v. Davis*, 123 A.2d 893 (Del. Ch. 1956) (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957). As the Chancery Court stated in *Abercrombie*, "[Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy.... So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." *Id.* at 611.

B. The Proposal Violates the Fundamental Principle of Delaware Law that Questions Concerning the Adoption, Use or Redemption of a Rights Plan Are Within the Exclusive Province of a Board of Directors.

Delaware courts have consistently recognized the primacy of the board in decisions involving potential changes of control. The board's obligations in this respect are derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source...." *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 954 (Del. 1985); *see also Moore Corp. v. Wallace Computer Servs., Inc.*, 907 F. Supp. 1545, 1554 (D. Del. 1995) ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders."); *Unitrin, Inc. v. American General Corp.*, 651 A.2d 1384 (Del. 1995); *Ivanhoe Partners v. Newport Mining Co.*, 535 A.2d 1334, 1345 (Del. 1987) (the "directors had both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields"); *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law.").

Shareholder rights plans emerged during the 1980s in response to the rise in hostile offers. The rights plan offered boards additional time to not only negotiate with the bidder but also to examine strategic alternatives for the shareholders. In 1985, the Delaware Supreme Court confirmed that boards could adopt rights plans. *Moran v. Household International, Inc.*, 500 A.2d 1346, 1353 (Del. 1985). Specifically, the Court found that the board of directors of a Delaware corporation has authority, under Sections 157 and 141(a), to enact a shareholder rights plan and that the adoption of a rights plan was a legitimate exercise of business judgment. *Id.*

Since that time the Delaware Supreme Court has consistently refused to interfere with a board of directors' discretion in implementing or maintaining a rights plan. In so doing, Delaware courts have recognized that "prudent deployment of the pill proved to be largely beneficial to shareholder interests: it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180, 1185 (Del. Ch. 1998) (acknowledging legitimacy of defenses that would give the board time to explore transactional alternatives but rejecting "dead hand" provisions in a rights plans because, rather than serve to delay proxy contests, they served to deter them altogether); *see also Moore Corp.*, 907 F.Supp at 1560-62 (summarizing legitimate functions poison pills serve which create no fiduciary duty issues).

Moreover, Delaware courts have routinely ruled in favor of preserving—and protecting—the board's exclusive authority in this arena. In *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) the Court invalidated a rights plan under which directors were prohibited from redeeming the plan to facilitate a transaction with a person who had supported the election of a new board during the prior six months (the "Delayed Redemption Provision"). The Court found that such a provision, although narrowly drafted, was impermissible because it:

> would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders - negotiating a possible sale of the corporation.

Quickturn, 721 A.2d at 1291-92.

The Court explained that limits on a board's power to exercise its discretion with respect to a rights plan would deprive the board of its statutory authority to manage the corporation, under Section 141(a), as well as prohibit the board from fully satisfying its concomitant fiduciary duty pursuant to that statutory mandate. Since the Delayed Redemption Provision would tie a newly-elected board's hands for six months, it "'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.'" *Id.* at 1292 (quoting *Abercrombie v. Davies*, 129 A.2d 893, 899 (Del. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

The Proposal here seeks to limit the Board's discretion at least as drastically as the provision invalidated in *Quickturn*. As noted above, although cast as a "recommendation," the Proposal in fact would purport to change the "current rules" by prohibiting the Board from exercising its discretion to adopt or maintain a rights plan "without shareholder approval." The *Quickturn* provision only imposed a temporary restriction on the board's ability to redeem a rights plan. In contrast, the Proposal here would prevent the Company's Board from implementing a new rights plan without prior shareholder approval—even in connection with a hostile bid or an attempt to auction the Company to the highest bidder. *See Revlon, Inc.*, 506 A.2d at 181 (properly implemented rights plan "spurred the bidding to new heights, a proper result of its implementation"). By tying the directors' hands in managing the Company in accordance with their fiduciary duties, the Proposal removes from directors "the ultimate responsibility" for managing the corporation and restricts the board's power in an area of "fundamental importance to the shareholders—negotiating a possible sale of the corporation." The Proposal is thus contrary to *Quickturn* and Delaware law. *Accord, Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'") (quoting *Abercrombie*, 123 A.2d at 899); *Paramount Communications, Inc. v. QVC Network*, 637 A.2d 34, 51 (invalidating a "no-shop" provision in the Paramount-QVC merger agreement, stating, "To the extent that a contract, or a provision thereof, purports to require the board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable."). Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Statement pursuant to Rules 14a-8(i)(1)-(2).

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals under this rule. *See Honeywell Int. Inc.* (Oct. 26, 2001); *APW Ltd.* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *Southwest Airlines, Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001). In our view, the Proposal contains several such statements.

First, several statements are properly excludable unless modified because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact.

See Micron Technology, Inc. (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indust., Inc.* (Aug. 10, 2001).

- [paragraph 4] *"A poison pill can insulate management at the expense of shareholders."*
- [paragraph 4] *"A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."*
- [paragraph 4] *"A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."*

Second, there are several statements that are properly excludable unless modified because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification.

- [paragraph 4] *"Many institutional investors believe poison pills should be submitted for a vote by shareholders."*
- [paragraph 5] *"This topic has significant institutional support."*
- [paragraph 5] *"This topic won a 57% average yes-no vote from shareholders at 26 major companies in 2000."*
- [paragraph 5] *"Institutional investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic."*
- [paragraph 6] *"In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills "*

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Third, **paragraph 2** should be deleted from the proposal in its entirety. We have been unable to locate the report Proponent cites as Office of the Chief Economist, *The Effect of Poison Pills on the Wealth of Target Shareholders* (Oct. 23, 1986) (the "*Report*").. The Office of Chief Economist did refer us to another report entitled Office of the Chief Economist, *The Economics of Poison Pills* (Mar. 5, 1986). That report, contrary to Proponent's summary in the Proposal, ultimately concludes on page 15 that the "fairness" of any poison pill "is in the eye of the beholder." A copy of the Mar. 5, 1986 report cover and cited section is attached as **Exhibit C**.

Fourth, **paragraph 3**" should also be deleted because the statements are misleading or otherwise irrelevant to the Proposal. The Proponent implies that Neil Minnow and Robert Monks support his proposal, which is not true. The Proponent's characterization of Messrs. Minow and Monk's work is misleading because the authors themselves state in chapter 2 of their work ("Why Bad Stock Happens to Good Investors—1,000 Poison Pills") that "the evidence to date on the value of pills has been inconclusive." A copy of the referenced section of Messrs. Minow and Monk's work is attached as **Exhibit D**.

Fifth, **the statement in paragraph 3** that *"Boeing is 62% owned by institutional investors"* should be deleted from the proposal for two reasons: (A) the Proponent offers no documentation to validate his conclusion that the Company is owned by that percentage of institutional investors; and (B) the fact that the Company is owned by a certain percentage of institutional investors in no way indicates that those institutional investors support the Proponent's Proposal.

Sixth, and finally, **the Proposal references a website**: *www.cii.org*. The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Division of Corporation Finance: Staff Legal Bulletin No. 14* (Jul. 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The website is filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Because the websites are constantly changing, neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. Finally, we note that the Staff has recently specifically instructed Mr. Chevedden to delete the reference to *www.cii.org* in a proposal he submitted to the company in *AMR Corp.* (Apr. 3, 2001). The Proponent should do likewise in this case.

By way of letter, dated December 5, 2001, the Company asked the Proponent to modify or delete this sentence. As of the date of this filing, the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as **Exhibit E.**

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: John Chevedden
James C. Johnson, The Boeing Company

EXHIBIT A

2 – YES OR NO SHAREHOLDER VOTE ON POISON PILLS

James Janopaul-Naylor, 1255 N. Buchanan Street, submits this rule 14a-8 proposal for The Boeing Company (BA) shareholder vote.

Shareholders recommend that our company not adopt or maintain any poison pill to block the acquisition of stock in excess of a specified amount: Unless such plan or agreement has been previously approved by a shareholder vote.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

- Boeing is 62%-owned by institutional investors.

Institutional Investors Support this Topic

Many institutional investors believe poison pills should be submitted for a vote by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders.

Under current rules our Boeing board can adopt a poison pill at any time without shareholder approval.

Institutional Investor Support Is High-Caliber Support

This topic has significant institutional support. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Precedent for this Topic Set by Other Companies

In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills. Our company should do so as well.

In the interest of shareholder value vote for:

YES OR NO SHAREHOLDER VOTE ON POISON PILLS

YES ON 2

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 14, 2001

The Boeing Company
Boeing World Headquarters
Office of the Corporate Secretary
100 N. Riverside, 311A1
Mail Code 5003-1001
Chicago, IL 60606-1596

Re: **Shareholder Proposal by James Janopaul-Naylor**

Dear Sirs:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") that James Janopaul-Naylor (the "Proponent") intends to present at the Company's 2002 annual meeting of stockholders (the "Annual Meeting"). You have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on August 14, 1997 (the "Certificate"); (ii) the Bylaws of the Company as amended June 25, 2001 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed that (i) all documents submitted to us as originals are authentic; (ii) all documents submitted to us as copies conform to authentic originals; (iii) all signatures are genuine and all natural persons had legal capacity to act; and (iv) the documents in the forms submitted to us for review have not been and will not be altered or amended in any respect material to our opinion. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any other document that bears upon or is inconsistent with our opinion. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved:
>
> Shareholders recommend that our company not adopt or maintain any poison pill to block the acquisition of stock in excess of a specified amount. Unless such plan or agreement has been previously approved by a shareholder vote.

(Proposal at 1).

The resolution proposed for adoption under the Proposal (the "Resolution") is cast as a recommendation. However, the supporting statement for the Proposal argues that the Resolution should be adopted because "under current rules our Boeing board can adopt a poison pill at any time without shareholder approval." (Proposal at 1). The Resolution, if approved by the stockholders, would purport to change the "current rules" by prohibiting the Board from exercising its discretion to adopt or maintain a rights plan "without shareholder approval," regardless of the facts and circumstances then existing. Accordingly, we believe the only reasonable construction of the Resolution is that it is mandatory and thus, if approved by the stockholders, would purport to adopt a binding policy providing that the Board of Directors of the Company (the "Board") could not adopt or maintain a stockholder rights plan absent stockholder approval.

We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a shareholder proposal that would prohibit adoption of a rights plan without prior shareholder approval "would be an improper subject for shareholder action under Delaware law." Novell, Inc., SEC No-Action Letter, 2000 WL 223715, at *10 (Feb. 14, 2000). Novell submitted an opinion of counsel that concluded that such a proposal would violate Delaware law because, among other things, it "purport[ed] to delegate to shareholders authority over a rights plan which Delaware law provides is within the exclusive province of the Company's board of directors." 2000 WL 223715, at *1. Similarly, in General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001), General Dynamics submitted an opinion of counsel that concluded that such a proposal would be improper under Delaware law. The SEC apparently accepted these views. Novell, at *10; General Dynamics, at *2-4. Although the proposals at issue in Novell and General Dynamics were in the form of a bylaw amendment, the governing legal principle -- improper delegation of director authority to stockholders -- remains the same. We are aware of the SEC's position in Northwest Airlines Corp., 2001 WL 114960, at *22 (Feb. 5, 2001), that a proposal requesting that Northwest not adopt or maintain a shareholder rights plan without shareholder approval was not improper under Delaware law. We do not believe, however, that the result under Delaware law differs based on whether the proposal recommends that the Board adopt a bylaw that cannot be changed without shareholder approval, or recommends that the Board submit all rights plans for shareholder approval.

Discussion

You have asked our opinion as to whether the Resolution, if approved by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Resolution, if approved by the stockholders, would not be valid under the General Corporation Law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in [the] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. C. § 141(a)). Accord McMullen v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (citing 8 Del.C. § 141(a)). This principle has long been recognized in Delaware. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." In Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990).

The rationale for this legal principle is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate this responsibility to or abdicate it in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc. v. Time Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("[t]he adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One of the principal defensive measures that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors to adopt, is a stockholder rights plan. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (emphasis added; footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule"), aff'd, 500 A.2d 1346 (Del. 1985). Stockholders are not a part of the process. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights Plan to ensure that the Plan is enforceable") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. Oct. 10, 2000)). As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Hilton, 780 A.2d at 249. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder - dictated action controlling the adoption, maintenance or terms of a rights plan.

The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the Resolution would contravene Section 141(a) and therefor not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power

> to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted). Because the Resolution indisputably would limit the Board's authority with respect to the Company's shareholder rights plan and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Resolution impermissibly would interfere with the Board's full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

The power to adopt and maintain a rights plan further derives from Section 157 of the General Corporation Law, 8 Del. C. § 157. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); see Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157."). Under that statute too, power is vested in the directors, not in the stockholders. The language of Section 157 is instructive both for what it contains and what it does not contain:

> Subject to any provisions in the certificate of incorporation [*i.e., it does not add "or stockholder resolution"*], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors [*i.e., it does not add "or stockholders"*].
>
> The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [*i.e., it does not add "or in a stockholder resolution"*], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [*i.e., it does not add "or stockholders"*] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(Emphasis added). Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del. C. § 242), mergers (8 Del. C. § 251), sales of assets (8 Del. C. § 271), and dissolution (8 Del. C. § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.

Similarly, Section 170 of the General Corporation Law grants to the Board the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a shareholder rights plan and initial distribution of the rights). 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

Rights plans are the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, and the Delaware courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). The Delaware Supreme Court has addressed this issue explicitly:

> *Moran* addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power

> to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in *Moran* would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize *Moran's* basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders opposes the board's decision does not affect the board's authority. As the Court of Chancery has explained,

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc. v. Time Inc., slip op. at 77-78.

If the Proposal were adopted, ultimate governance of the Company with respect to strategic transactions and acquisition offers would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under Sections 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a provision outside of the certificate of incorporation. See Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191.

In support of the Resolution, the Proponent argues that the stockholders should "be able to vote" on the adoption of a rights plan because a rights plan is a "powerful tool":

> Many institutional investors believe poison pills should be submitted for a vote by shareholders. A poison pill can insulate

> management at the expense of shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. A shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders.

(Proposal at 1). The Proponent's position is premised on a misunderstanding of Delaware law. As noted, it is the prerogative of the board of directors, not the stockholders, to make fundamental decisions regarding the corporation and to implement those decisions, if appropriate, through devices like rights plans.

> Under Section 141 of the Delaware General Corporation Law, as under analogous provisions of the incorporation statutes of other states, it is the elected board of directors that bears the ultimate duty to manage or supervise the management of the business and affairs of the corporation. Ordinarily, this responsibility entails the duty to establish or approve the long-term strategic, financial and organizational goals of the corporation; to approve formal or informal plans for the achievement of these goals; to monitor corporate performance; and to act, when in the good faith, informed judgment of the board it is appropriate to act.
>
> * * *
>
> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996); see also Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907

F. Supp. 1545, 1561-62 (D. Del. 1995); Paramount Communications Inc. v. Time Inc., 571 A.2d at 1150, 1154.

In addition to conflicting with Delaware law, the Resolution would be invalid if approved by the Company's stockholders because it is inconsistent with the Certificate. Article TENTH, Part (b) of the Certificate provides:

> The business of the Corporation shall be managed by its Board of Directors, and the Board of Directors shall have power to exercise all powers of the Corporation ... without any action of or by the stockholders, except as otherwise provided by statute or by the [Bylaws].

Nothing in the General Corporation Law or the Bylaws restricts the ability of the Board to adopt a rights plan. The Proposal would interfere with the Board's obligation under the Certificate to manage "[t]he business of the Corporation" for the same reason that it would interfere with the Board's obligation under Section 141(a) to manage "the business and affairs of [the] corporation."

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal, if approved by the stockholders, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, PA

JAF/rbk

Resubmitted on January 21, 2001, 7 copies via UPS Air.

All 7 copies of this January 11, 2002 letter sent UPS Air on January 11, 2002 were returned dated-stamped in the investor party's self-addressed stamped envelop on January 19, 2001.
In addition, 3 sets of letters sent to the staff sent on November 10, 2001 were returned on January 19, 2002 with a date stamp.

==

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
James Janopaul-Naylor Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to The Boeing Company (BA) no action request (NAR). It is believed that Boeing must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) The company item one is addressed at the beginning of the response to the Staff regarding the Chevedden Family proposal to Boeing.
2) The company stand appears to support a wholesale exclusion of pill topic proposals that typically receive more than 50% of the yes-no vote.
3) An argument should address a reasonable and/or foreseeable objection:
Why would the company method of reasoning not exclude all proposals on this established topic.
4) Company Fallacy:
Our board is powerless. The company seems to be missing an essential claim for its conclusion – that the board is completely powerless to make its own decision after shareholders vote.
5) The company is inconsistent with its argument:
The board does not pledge that it would absolutely adopt this proposal if it were approved by shareholders because the company would have no alternative.

6) The company fails to emphasize that this proposal to Boeing does not have the requirement regarding future pills as did the General Dynamics case. The GD future pill issue was a key issue in a case that is clearly not parallel to this proposal to Boeing.
7) The company may be claiming that a supporting statement of fact can be inserted into the resolution statement.
8) The company may claiming that a supporting statement of fact can have priority over the resolution statement.
9) Introducing the Straw Person Named "Require"
The company claim is replete with propping up the straw person "require" to argue against a proposal that is a request.
10) Company Fallacy:
A precatory proposal can be treated as a proposal to remove from directors the ultimate responsibility for managing the corporation according to rule 14a-8 interpretation.
11) Company Fallacy:
All shareholder proposal text should be qualified as bare opinion. The company seems to claim that supported facts and supported conclusions within the discipline of corporate governance must be stated as no more than bare "opinions."
12) The company claims that text that, has been in the corporate governance domain for years, must be cast as one investor's unsupported opinion.
13) The company seems to value the exclusion of common sense statements. For instance: Institutional investors have a fiduciary duty.
14) The company claims that an unsubstantiated "unable to locate" and a referral by an unnamed person to other text is a sound reason.
15) The company claims that if an investor states that institutional investors support a particular proposal topic it must be proven that all Boeing institutional investors support the topic.
16) The company claims that if it can find one conclusion in a study it automatically eliminates the possibility of another conclusion in the study.
17) Text from *Power and Accountability* is attached.
18) The company claims that when a proposal attributes a statement to an expert in the field that it must be proven that the particular expert supports this one proposal out of a population of more than 500 proposals annually.
19) Company Fallacy:
Company investors are sheep. The company does not explain how it became know to the company that investors are unable to find relevant text in an established corporate governance website.
20) It appears that the company may rely too heavily on website cases prior to SLB 14.
21) The company does not cite a case after SLB 14.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: BA
James Janopaul-Naylor

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficialit might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies by Airbill
7th Copy for date-stamp return

March 6, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Rule 14a-8 Opposing Statement Changes Needed
To Prevent False and/or Misleading Company Text
The Boeing Company (BA)

Ladies and Gentlemen:

The company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

Paragraph 1

- Proposal is unnecessary.

This should be identified as a belief.
The company is implicitly stating that an unnecessary plan was allowed to be put on the ballot after regulatory review.

Paragraph 2

- Attempted takeover of company in 1987.

Not supported.
Please omit.

- The overriding objective of the Board is shareholder value.

This is contradicted by a recent shareholder lawsuit settlement.
Furthermore, the board makes no claim that it has a clean record on shareholder lawsuits.
Please omit.

Paragraph 3

- Ability to issue a pill protects the interests of shareholders.

This may apply, but only in certain cases.
This is a important limit for inclusion in the company text.

Paragraph 4

- Protects shareholders when there is an acquisition proposal.

This may apply, but only in certain cases.
This is a important limit for inclusion in the company text.

Paragraph 5

• Any rights plan would not preclude unsolicited offers
This may apply, but only in certain cases.
This is moot in cases where the pill would make an offer prohibitively expensive.
These are important limits for inclusion in the company text

• A plan maximizes shareholder value.
This may apply, but only in certain cases.
This is a important limit for inclusion in the company text

• The overriding objective of the board is maximum shareholder value
Again, this is contradicted by a recent shareholder lawsuit settlement.
Furthermore, the board makes no claim that the board has a clean record on shareholder lawsuits.

• Plan benefits have been "validated" by Georgetown
Georgeson is not believed to have the legal authority to "validate."

Paragraph 6

• The pill is the reason for the Weyerhaeuser premium.
Not supported.
Please omit.

• Apparently resulted in $55 per share.
Not supported.
Please omit.

• Companies with rights plans have a number of avenues for investors to contact directors
Moot.
Not supported by any claim that companies with a plan have superior avenues for communication with directors.
There is no link between a rights plan and superior communication with directors.
There is no company claim that shareholders will have a meaningful right to communicate with directors.
For each of the above reasons this is moot.
Please omit

This is to request that the company make the above changes and advise on March 7, 2002 by facsimile.

This letter additionally establishes the basis for:
1) Points for discussion at the 2002 annual meeting.
2) Supporting statements in a 2003 rule 14a-8 proposal to the company.

Sincerely,

John Chevedden

cc:
James Janopaul-Naylor
James C. Johnson
Corporate Secretary
PH: 312/544-2803
FX: 312/544-2829
james.c.johnson@boeing.com

ITEM 8 SHAREHOLDER PROPOSAL ON SHAREHOLDER RIGHTS PLANS

Board of Directors' Response

The Board of Directors believes that the action requested in this proposal is both unnecessary and ill-advised. It is unnecessary because the Company does not currently maintain a shareholder rights plan (sometimes called a "poison pill"). The proposal is ill-advised because circumstances could arise in the future where the adoption of such a plan would be an important tool for protecting the interests of the Company's shareholders in compliance with the fiduciary duties of the Board. Requiring shareholder approval for the adoption of a rights plan would impede the ability of the Board to use such a plan for the benefit of shareholders when circumstances warrant.

In July 1987, the Board of Directors announced that it had adopted a shareholder rights plan. The plan was adopted in response to the rumored takeover attempt of the Company. The plan was designed to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of Boeing without offering a fair price to all of the Company's shareholders. The overriding objective of the Board in adopting the plan was the preservation and maximization of the Company's value for all shareholders.

The plan expired in August 1997 and has not been renewed. Though not renewed, the ability to adopt such a plan remains an important component of the Company's ability to protect the interests of its shareholders.

A major function of a rights plan is to give a board a greater period of time within which it can properly evaluate an acquisition offer. A second major function of the plan is to induce a bidder for the company to negotiate with a board and thus strengthen a board's bargaining position vis-à-vis the bidder. The plan thus enables a board, as elected representatives of the shareholders, to better protect and further the interests of shareholders in the event of an acquisition proposal. A board gains the opportunity and additional time to determine if an offer reflects the full value of the company and is fair to all shareholders and, if not, to reject the offer or to seek an alternative that meets these criteria.

The Board of Directors believes that any rights plan adopted by the Company would not preclude unsolicited, non-abusive offers to acquire the company at a fair price. Instead, a plan strengthens the Board's ability, in the exercise of its fiduciary duties, to protect and maximize the value of shareholders' investment in the Company in the event of an attempt to acquire control of the Company. As such, the plan would not affect any takeover proposal the Board believes to be in the best interests of shareholders. The overriding objective of the Board remains the preservation and the maximization of the Company's value for all shareholders. The economic benefits of a shareholder rights plan to shareholders have been validated in several studies. A study published in November 1997 by Georgeson & Company, a nationally recognized proxy solicitation and investor relations firm, found that companies with shareholder rights plans received $13 billion dollars in additional takeover premiums during the period 1992 to 1996. The Georgeson study also concluded that (1) premiums paid to acquire target companies with shareholder rights plans were on average eight percentage points higher than premiums paid for target companies that did not have such plans, (2) the presence of a rights plan did not increase the likelihood of the defeat of a hostile takeover bid or the withdrawal of a friendly bid, and (3) rights plans did not reduce the likelihood that a company would become a takeover target. Thus, this evidence suggests that rights plans achieve their principal objectives: protection against inadequate offers and abusive tactics, and increased bargaining power of the Board resulting in higher value for shareholders.

6 The premiums paid for companies with rights plans is evidenced by the recent offer by Weyerhaeuser Company to acquire Willamette Industries, Inc. Willamette's rights plan, combined with its classified board structure, apparently resulted in a substantial increase in Weyerhaeuser's bid over what it had initially offered Willamette shareholders, from $48.00 to $55.50 per share. The Board of Directors also believes that the Weyerhaeuser-Willamette transaction proves that companies with rights plans have a number of avenues available to them to make their views known to directors.

7 In recommending a vote against the proposal, the Board has not determined that a rights plan should be adopted by the Company. Any such determination would be made only after careful deliberation, in light of all circumstances then prevailing, and in the exercise of the Board's fiduciary duties. The recommendation against the proposal is based on the Board's belief that it would not be wise to limit the flexibility of the Board to act in the best interests of Boeing shareholders if circumstances arise in the future that would warrant the adoption of a rights plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 8.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that Boeing not adopt or maintain a shareholder rights plan without shareholder approval.

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(b). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . . " and ends ". . . outweigh benefits";
- revise the phrase that begins "Pills adversely . . . " and ends ". . . shareholder value" so that it includes the accurate quote and page reference;
- delete "(www.cii.org)";
- provide factual support in the form of a citation to a specific source for the sentence that begins "Boeing is . . ." and ends ". . . institutional investors";

- revise the sentence that begins "Many institutional investors . . ." and ends ". . . vote of shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

- recast the phrase that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;

- recast the phrase that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion;

- recast the phrase that begins "A shareholder vote . . ." and ends ". . . majority of shareholders" as the proponent's opinion;

- revise the sentence that begins "This topic . . ." and ends ". . . institutional support" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

- revise the sentence that begins "This topic won . . ." and ends ". . . companies in 2000" to specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source;

- delete the paragraph that begins "Institutional investor support . . ." and ends ". . . issues involved in this topic";

- provide factual support in the form of a citation to a specific study and publication date for the sentence that begins "In recent years. . . " and ends ". . . vote on poison pills";

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor